EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 3, 2013

Toronto, Canada… Seabridge Gold today announced that it has agreed to sell its 10% net profits interest in the Grassy Mountain Project for proceeds of US$7.5 million. The sale is conditional on the concurrent completion of the sale to Rockstar Resources Inc. (“Rockstar”) by Calico Resources Corp. (“Calico”) of its wholly owned subsidiary, Calico Resources USA Corp. (“Calico USA”), as announced by Calico on December 3, 2013. Calico USA is the owner of the Grassy Mountain Project, having acquired it from Seabridge upon exercise of an option for a 100% interest in the project originally granted in April, 2011.

Under the terms of acquisition of the Grassy Mountain Project by Calico USA, Seabridge retained a 10% net profits interest (the “NPI”) in the Grassy Mountain Project. In addition, within the 30 days following Calico’s receipt of a feasibility study on the Grassy Mountain Project, Seabridge has the right to elect to cause Calico to purchase the NPI for US $10,000,000 (the “NPI Put”). In connection with the purchase of the Grassy Mountain Project by Rockstar, Seabridge has agreed to provide a discharge of the NPI and NPI Put to Calico for payment of US$5 million from Rockstar and US $2.5 million from Calico.

Completion of the purchase of the Grassy Mountain Project by Rockstar is conditional on Calico obtaining shareholder approval and TSX Venture Exchange approval of the transaction, amongst other things. Seabridge, which owns 10,104,000 shares of Calico or about 19.5% of its shares, has agreed to vote in favor of the transaction between Rockstar and Calico but may terminate this agreement if it receives a superior proposal. Seabridge also owns Calico Special Warrants entitling it to a further 2,896,000 shares of Calico. Seabridge’s agreement to provide a discharge of the NPI and NPI Put is conditional on the conversion of the outstanding Special Warrants of Calico into shares for no additional consideration. Calico will receive gross proceeds of US$30 million and a 1% net smelter returns royalty on the Grassy Mountain Project from the sale of Calico USA and Seabridge will be Calico’s largest shareholder with approximately 23.8% of its shares after conversion of the Special Warrants.

Rudi Fronk, Chairman and CEO of Seabridge, commented that the Rockstar transactions “continue our stated program of divesting non-core assets for cash which can be used to advance our KSM and Courageous Lake projects. One of our key objectives as a Company is to increase gold ownership per share, which we have been able to accomplish for more than 10 successive years. Exploration success has been the main reason why, during this period, we have been able to grow measured and indicated gold resources nearly 10 times faster than our share count but the sale of non-core assets has also made an important contribution by generating significant cash for operations with no share dilution.”

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) completion of the acquisition of the Grassy Mountain Project by Rockstar, which is conditional on shareholder and TSX Venture Exchange approval of the transaction, amongst other things; (ii) completion of the conversion of Special warrants of Calico into shares of Calico, which is conditional on shareholder approval of such conversion; (iii) the percentage of outstanding shares of Calico held by Seabridge after conversion of the Special Warrants into Calico shares; (iv) the estimated amount and grade of mineral reserves and mineral resources; (v) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vi) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) that no additional shares of Calico will be issued before the Special Warrants are converted into shares of Calico; (ii) the presence of and continuity of metals at the Project at modeled grades; (iii) the capacities of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices; (v) exchange rates; (vi) metals sales prices; (vii) appropriate discount rates; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) financing structure and costs; (x) anticipated mining losses and dilution; (xi) metallurgical performance; (xii) reasonable contingency requirements; (xiii) success in realizing proposed operations; (xiv) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net